TV AZTECA REPORTS 51% EBITDA MARGIN IN 4Q03;
                              46% FOR THE FULL YEAR

     --Net Sales Increase 12% in 4Q03 and 5% in Year, to All-Time Records--

FOR IMMEDIATE RELEASE

      MEXICO CITY,  FEBRUARY 24, 2004--TV Azteca,  S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high fourth quarter net sales of Ps.2,296 million (US$204 million), up 12% from the same period of 2002. Fourth quarter EBITDA was Ps.1,163 million (US$104 million), 7% below the same quarter a year ago. On a proforma basis, excluding a non-recurring cancellation of amortization of exhibition rights for Ps.97 million (US$9 million) in the fourth quarter of the prior year, EBITDA was up 1%. EBITDA margin for the quarter was 51%.

      Net sales for the full year rose 5% to an all-time record level of Ps.7,281 million (US$648 million). Full year EBITDA increased 1% to Ps.3,376 million (US$301 million), the highest level in six years. EBITDA margin for 2003 was 46%.

      "Solid operating results together with the implementation of the company's six year plan for uses of cash further strengthened our financial position during the quarter," said Pedro Padilla, Chief Executive Officer of TV Azteca. "We are fully committed to continue with our cash plan, with the consequential benefit for all of our stakeholders."

      The company noted the cash usage plan entails reducing TV Azteca's debt by approximately US$250 million, and making cash distributions to shareholders above US$500 million by 2008.

FOURTH QUARTER RESULTS

      Net sales grew 12% to an all-time high level of Ps.2,296 million (US$204 million), up from Ps.2,054 million (US$183 million) for the same quarter of 2002. Total costs and expenses rose 42% to Ps.1,133 million (US$101 million), from Ps.800 million (US$71 million) for the same period of last year. As a result, the company reported EBITDA of Ps.1,163 million (US$104 million), 7% lower than Ps.1,254 million (US$112 million) in the fourth quarter of 2002. Net income for the quarter was Ps.595 million (US$53 million) compared with net income of Ps.745 million (US$66 million) for the same period of 2002.

Millions of pesos(1) and dollars(2) except percentages and per share amounts.
--------------------------------------------------------------------------------
                      4Q 2002           4Q 2003              CHANGE
                                                           US$      %
--------------------------------------------------------------------------------
NET SALES
     Pesos           Ps. 2,054         PS. 2,296
     US$              US$ 183           US$ 204            22       +12%
EBITDA(3)
     Pesos           Ps. 1,254         PS. 1,163
     US$              US$ 112           US$ 104            (8)       -7%
NET INCOME
     Pesos            Ps. 745           PS. 595
     US$               US$ 66           US$ 53            (13)      -20%
INCOME PER ADS(4)
     Pesos            Ps. 3.90         PS. 3.12
     US$              US$ 0.35         US$ 0.28           (0.07)    -20%
--------------------------------------------------------------------------------
(1)  Pesos of constant purchasing power as of December 31, 2003.
(2) Conversion based on the exchange rate of Ps.11.23 per US dollar as of December 31, 2003.
(3)  EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
(4)  Calculated based on 191 million ADSs outstanding as of December 31, 2003


NET SALES

      "We experienced acceleration of domestic demand for advertising since the very beginning of the quarter, and captured selling opportunities coming from various economic sectors," said Mario San Roman, Chief Operating Officer of TV Azteca. "We have witnessed solid commercial performance of many of our client's brands, consistent with improvements in the Mexican economy."

      Fourth quarter net revenue includes sales from Azteca America Network of Ps.76 million (US$7 million). Revenue is composed of Ps.43 million (US$4 million) in sales from the Los Angeles station KAZA-TV, and Ps.33 million (US$3 million) from network sales.

      During the quarter, TV Azteca also reported sales of programming abroad of Ps.23 million (US$2 million), which was 53% above the Ps.15 million (US$1 million) of the fourth quarter of the prior year. Growth in programming exports was principally driven by sales of our novela La Hija del Jardinero in certain markets of Asia, and our novelas Subete a mi Moto and Dos Chicos de Cuidado in Latin American countries.

      During the fourth quarter, TV Azteca reported content and advertising sales to Todito.com of Ps.54 million (US$5 million), and Ps.35 million (US$3 million) in advertising sales to Unefon. In the fourth quarter of 2002, sales to Todito and Unefon were Ps.66 million (US$6 million) and Ps.35 million (US$3 million), respectively.

      In accordance with the terms of the advertising contract between Unefon and TV Azteca, during the fourth quarter Unefon paid to TV Azteca in cash the Ps.29 million (US$3 million) of advertising purchases placed within the prior three month period. Additionally, Unefon paid Ps.63 million (US$6 million) in cash, which correspond to the second of four semi-annual installments of deferred payments for television advertising made prior to 2003.

      During the quarter, barter sales were Ps.101 million (US$9 million), compared with Ps.45 million (US$4 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.45 million (US$4 million), compared with Ps.66 million (US$6 million) of the fourth quarter of 2002.

COSTS AND EXPENSES

      The 42% increase in fourth quarter costs and expenses resulted from the combined effect of a 64% increase in programming, production and transmission costs to Ps.859 million (US$76 million), from Ps.524 million (US$47 million) in the prior year period, and a 1% reduction in administration and selling expense to Ps.274 million (US$24 million), from Ps.276 million (US$25 million) in the same quarter a year ago.

      On  a  proforma   basis,   excluding  a   non-recurring   cancellation  of
amortization of exhibition rights for Ps.97 million (US$9 million) in the fourth quarter of the prior year, total costs and expenses grew 26%.

      "In addition to the cancellation of amortization, we had a tough yardstick for costs with the fourth quarter of 2002," added Mr. San Roman. "A year ago we substituted a prime-time novela with La Academia, our musical reality show, after the costs of its rehearsal and production facilities had already been amortized in the prior quarter, resulting in overall reduced costs."

      The company noted the programming grid of its flagship channel in the fourth quarter of 2003 contained a standard weekday primetime lineup that included three novelas. TV Azteca's programming also incorporated the company's reality show Escuela de Estrellas. In contrast, in the fourth quarter a year ago, TV Azteca aired only two primetime novelas, and La Academia, with its associated facilities fully amortized in the third quarter of 2002.

      The company also noted that the operations of the Los Angeles station and the growing business of Azteca America Network generated production costs during the quarter, which were not present in the same period of 2002.

EBITDA AND NET INCOME

      The 12% increase in fourth quarter net sales, combined with the 42% growth in costs and expenses, resulted in EBITDA of Ps.1,163 million (US$104 million), down 7% from Ps.1,254 million (US$112 million) a year ago. On a proforma basis, excluding the non-recurring cancellation of amortization of exhibition rights for Ps.97 million (US$9 million) in the fourth quarter of the prior year, EBITDA was up 1%.

      Below EBITDA, fourth quarter results were negatively impacted by an increase in depreciation and amortization to Ps.111 million (US$10 million), from a positive figure of Ps.5 million (US$0 million) a year ago. The change is primarily explained by a positive figure for amortization of Ps.86 million (US$8 million) in the fourth quarter of the prior year, resulting from a reversal in accumulated amortization of the first nine months of 2002, reflecting changes in the valuation of television concession in accordance with Mexican GAAP bulleting C-8, as was previously detailed.

      During the quarter, the company also recorded other expense of Ps.168 million (US$15 million), compared with Ps.178 million (US$16 million) a year ago. Other expense for the quarter was primarily composed of Ps.69 million (US$6 million) of amortization of installation charges, Ps.27 million (US$2 million) from the recognition of 50% of the net loss of Todito.com in TV Azteca's financial statements, Ps.26 million (US$2 million) of advisory fees, Ps.26 million (US$2 million) from amortizations of brands and patents, and Ps.19 million (US$2 million) of charitable donations.

      Fourth quarter net comprehensive financing cost increased to Ps.238 million (US$21 million), from Ps.192 million (US$17 million) for the same period of 2002. The increase mainly results from the combined effect of a Ps.55 million (US$5 million) exchange loss during the quarter compared with an exchange gain of Ps.25 million (US$2 million) a year ago, and of a Ps.27 million (US$2 million) reduction in monetary loss. The exchange loss reflects a net dollar liability position of the company, whereas the exchange gain results from increases in accounts receivable from Pappas Telecasting in the prior year. The reduction in monetary loss is explained by a decrease in TV Azteca's net asset monetary position.

      Fourth quarter net income was Ps.595 million (US$53 million), compared with net income of Ps.745 million (US$66 million) for the same period of 2002.

ADVERTISING ADVANCES

      The balance of advertising advances as of December 31, 2003, excluding advance sales to Unefon and Todito, rose 6% to Ps.4,903 (US$437 million), compared with Ps.4,623 million (US$412 million) in the prior year.

      The company considers the advertising advances level to be a vote of confidence from advertisers in regard to the ability of TV Azteca's proven content to reach target audiences.

GENERATION AND USES OF CASH

      The company noted its sound financial results in 2003 translated into free-cash generation for the year--before debt payment and distributions to shareholders--of Ps.1,458 million (US$130 million), which surpassed its target of US$125 million for 2003.

      Adhering to the timetable of the company's plan for uses of cash, TV Azteca made cash distributions of US$140 million during 2003, and on February 2004 used US$60 million of its cash position to amortize its US$125 million 101/8% note due February 15, 2004.

GROWTH IN AZTECA AMERICA

      Azteca America Network increased its over-the-air coverage to 73% of the U.S. Hispanic households from 67% at the close of the prior quarter, with no associated equity investment from TV Azteca.

      With this quarter's affiliations in Dallas and Corpus Christi, TX; Denver, CO and Yakima-Pascoe-Richland, WA, Azteca America Network has coverage in 33 markets, and reaches 13 of the top 15 Hispanic market areas. Cable carriage is present in twelve markets, which are equivalent to 30% of U.S. Hispanic households.

      During the quarter, some of Azteca America Network's affiliates reached agreements with DirecTV to have their signal carried on DirecTV's system. On January 7, 2004, the DirecTV system started to transmit the signal of the network's affiliate stations of New York, Miami and Las Vegas.

UNEFON SPLIT OFF

      On December 19, 2003, TV Azteca shareholders approved a split off of the company's 46.5% equity stake in Unefon (BMV: UNEFON) and of its 50% equity stake in Cosmofrecuencias, a wireless broadband Internet access provider. The telecommunications assets formed Unefon Holdings, which on December 22 became a legal Mexican entity (Sociedad Anonima) independent from TV Azteca.

      From the perspective of TV Azteca's balance sheet, the split off entailed a reduction of TV Azteca's assets and stockholders' equity equal to the book value of TV Azteca's investment in Unefon and Cosmofrecuencias, which totaled Ps.629 million (US$56 million) as of December 31, 2003.

      The split off of the telecom investments did not have an impact on TV Azteca's income statement.

PAYMENT OF US$125 MILLION 101/8% NOTE DUE 2004

      On February 9, 2004, TV Azteca fully amortized its US$125 million 101/8% note due February 15, 2004. As previously detailed, the payment was composed of US$60 million from TV Azteca's cash position and US$65 million of unsecured financing obtained from financial institutions, on market terms.

      On a proforma basis, including the US$125 million amortization, TV Azteca's total debt as of December 31, 2003 was US$544 million, which results into a total debt to EBITDA ratio of 1.8 times.

SALE OF STATION IN EL SALVADOR

      During the fourth quarter, TV Azteca sold its majority equity stake in Channel 12 of El Salvador for US$6 million.

      "We focus on developing highly profitable businesses, and the station in El Salvador was at the lower end of contribution to overall results," said Carlos Hesles, Chief Financial Officer of TV Azteca. Additionally, TV Azteca considers Channel 12's growth prospects were limited by a relatively small market scale.

      The company  expects  Channel 12 to be a buyer of TV Azteca's  programming
going   forward,   given  that  viewers  in  El  Salvador  have  enjoyed  Azteca entertainment since the initial company investment in 1997.

TWELVE MONTH RESULTS

      Net sales for the full year rose 5% to an all-time high level of Ps.7,281 million (US$648 million), up from Ps.6,956 million (US$619 million) for 2002. Full year EBITDA increased 1% to a six-year record of Ps.3,376 million (US$301 million), from Ps.3,332 million (US$297 million) for last year. The EBITDA margin for 2003 was 46%. Net earnings were Ps.1,576 million (US$140 million), compared with Ps.1,024 million (US$91 million) in 2002.

Millions of pesos(1) and dollars(2) except percentages and per share amounts.
--------------------------------------------------------------------------------
                        2002           2003                  CHANGE
                                                           US$      %
--------------------------------------------------------------------------------
NET SALES
     Pesos           Ps. 6,956       PS. 7,281
     US$              US$ 619         US$ 648              29      +5%
EBITDA(3)
     Pesos           Ps. 3,332       PS. 3,376
     US$              US$ 297         US$ 301               4      +1%
NET INCOME
     Pesos           Ps. 1,024       PS. 1,576
     US$               US$ 91         US$ 140              49      54%
INCOME PER ADS(4)
     Pesos            Ps. 5.36       PS. 8.25
     US$              US$ 0.48       US$ 0.73             0.25     54%
--------------------------------------------------------------------------------
(1)  Pesos of constant purchasing power as of December 31, 2003.
(2) Conversion based on the exchange rate of Ps.11.23 per US dollar as of December 31, 2003.
(3)  EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
(4)  Calculated based on 191 million ADSs outstanding as of December 31, 2003

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
            5255 3099 5786                         5255 3099 0059
        tcanales@tvazteca.com.mx               dmccosh@tvazteca.com.mx


(financial tables follow)

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
        (MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER)

                                              Fourth Quarter of:                  Fourth Quarter of:
                                          -------------------------    ---------------------------------------
                                             2002          2003               2002                  2003                 Change
                                           ----------    ----------     ----------------     ------------------     ----------------
                                                                                    Millions of US Dollars**                     %
                                                                        --------------------------------------------------     -----
NET REVENUE                                Ps   2,054    Ps   2,296     US   $183   100%     US   $204   100%     US   $22      12%
Programming, production and
  transmission costs                              524           859            47    26%            76    37%           30      64%
Sales and administrative expenses                 276           274            25    13%            24    12%           (0)     -1%
                                           ----------    ----------     ----------           ---------            ---------

EBITDA                                          1,254         1,163           112    61%           104    51%           (8)     -7%

Depreciation and amortization                      (5)          111            (0)                  10                  10
                                           ----------    ----------     ----------           ---------            ---------
OPERATING PROFIT                                1,259         1,052           112    61%            94    46%          (18)    -16%
                                           ----------    ----------     ----------           ---------            ---------
Other expenses-Net                               (178)         (168)          (16)                 (15)                  1
                                           ----------    ----------     ----------           ---------            ---------
Comprehensive financing cost:
Interest  expense                                (200)         (208)          (18)                 (19)                 (1)
Other financing expense                           (16)          (10)           (1)                  (1)                  1
Interest income                                    37            46             3                    4                   1
Exchange gain (loss)-Net                           25           (55)            2                   (5)                 (7)
Loss on monetary position                         (38)          (11)           (3)                  (1)                  2
                                           ----------    ----------     ----------           ---------            ---------
Net comprehensive financing cost                 (192)         (238)          (17)                 (21)                 (4)
                                           ----------    ----------     ----------           ---------            ---------
INCOME BEFORE PROVISION FOR INCOME TAX
AND DEFERRED INCOME TAX                           889           646            79    43%            58    28%          (22)    -27%

Provision for:
Income tax                                       (117)          106           (10)                   9                  20
Deferred income tax                               (27)         (157)           (2)                 (14)                 (12)
                                           ----------    ----------     ----------           ---------            ---------
NET INCOME                                   Ps   745      Ps   595      US   $66    36%      US   $53    26%     US   $(13)   -20%
                                           ==========    ==========     =========            =========            =========
NET INCOME OF MINORITY STOCKHOLDERS          Ps   0.1      Ps   0.4      US    $0             US    $0            US    $0
                                           ==========    ==========     =========            =========            =========
NET INCOME OF MAJORITY STOCKHOLDERS          Ps   745      Ps   595      US   $66    36%      US   $53    26%     US   $(13)   -20%
                                           ==========    ==========     =========            =========            =========
END OF PERIOD EXCHANGE RATE                  Ps 10.40      Ps 11.23

*  Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
        (MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER)

                                           Year ended December 31,                Year ended December 31,
                                          -------------------------    ---------------------------------------
                                             2002          2003               2002                  2003                 Change
                                           ----------    ----------     ----------------     ------------------     ----------------
                                                                                       Millions of US Dollars**                  %
                                                                        --------------------------------------------------     -----
NET REVENUE                                Ps   6,956    Ps   7,281     US   $619   100%     US   $648   100%      US   $29     5%
Programming, production and
  transmission costs                            2,611         2,854           232    38%           254    39%            22     9%
Sales and administrative expenses               1,013         1,051            90    15%            94    14%             3     4%
                                           ----------    ----------     ----------           ---------            ---------
EBITDA                                          3,332         3,376           297    48%           301    46%             4     1%

Depreciation and amortization                     401           369            36                   33                   (3)
                                           ----------    ----------     ----------           ---------            ---------
OPERATING PROFIT                                2,931         3,007           261    42%           268    41%             7     3%
                                           ----------    ----------     ----------           ---------            ---------
Other expenses-Net                               (459)         (458)          (41)                 (41)                   0
                                           ----------    ----------     ----------           ---------            ---------
Comprehensive financing cost:
Interest expense                                 (754)         (767)          (67)                 (68)                  (1)
Other financing expense                          (140)          (52)          (12)                  (5)                   8
Interest income                                   200           205            18                   18                    0
Exchange loss-Net                                (367)         (192)          (33)                 (17)                  16
Loss on monetary position                         (85)          (31)           (8)                  (3)                   5
                                           ----------    ----------     ----------           ---------            ---------
Net comprehensive financing cost               (1,146)         (837)         (102)                 (75)                  28
                                           ----------    ----------     ----------           ---------            ---------
INCOME BEFORE PROVISION FOR INCOME TAX
  AND DEFERRED INCOME TAX                       1,326         1,712           118    19%           152    24%            34    29%
Provisions for:
Income tax                                       (275)           (3)          (24)                  (0)                   24
Deferred income tax                               (27)         (132)           (2)                 (12)                   (9)
                                           ----------    ----------     ----------           ---------            ---------
NET INCOME                                 Ps   1,024    Ps   1,577     US    $91    15%     US   $140    22%      US    $49   54%
                                           ==========    ==========     =========            =========            =========
NET (LOSS) INCOME OF MINORITY
  STOCKHOLDERS                             Ps    (0.2)   Ps     1.4     US  $(0.0)           US   $0.1             US    $0
                                           ==========    ==========     =========            =========            =========
NET INCOME OF MAJORITY STOCKHOLDERS        Ps   1,024    Ps   1,576     US    $91    15%     US   $140    22%      US    $49   54%
                                           ==========    ==========     =========            =========            =========
END OF PERIOD EXCHANGE RATE                Ps   10.40    Ps   11.23

*  Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
        (MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER)


                                            Year ended December 31,      Year ended December 31,
                                          -------------------------    --------------------------
                                             2002          2003            2002           2003               Change
                                           ----------    ----------     ----------     ----------      --------------------
                                                                                  Millions of US Dollars**              %
                                                                        -----------------------------------------     -----
CURRENT ASSETS:
Cash and cash equivalents                   Ps   1,449    Ps   2,481    US    $129     US    $221      US    $92
Accounts receivable                              5,117         5,615           456            500             44
Other current assets                               965         1,133            86            101             15

TOTAL CURRENT ASSETS                             7,531         9,229           670            822            151       23%

Accounts receivable from Unefon                  2,089         1,798           186            160            (26)
Property, plant and equipment-Net                2,320         2,185           207            195            (12)
Television concessions-Net                       3,890         3,852           346            343             (3)
Invesment in Unefon                              1,826             -           163              -           (163)
Invesment in Todito                                333           215            30             19            (11)
Investment in Azteca America                     1,200         1,451           107            129             22
Exhibition rights                                1,434         1,192           128            106            (22)
Other assets                                     1,230           679           110             60            (49)
Goodwill-Net                                       667           591            59             53             (7)

TOTAL LONG TERM ASSETS                          14,989        11,963         1,334          1,065           (269)     -20%
                                            ----------    ----------    -----------    ----------      ---------
TOTAL ASSETS                                Ps  22,520    Ps  21,192    US  $2,005     US  $1,887      US  $(118)      -6%
                                            ==========    ==========    ===========    ==========      =========
CURRENT LIABILITIES:
Short-term debt                             Ps     455    Ps     779    US     $41     US     $69      US    $29
Guaranteed senior notes                                        1,404                          125            125
Other current liabilities                        1,580         1,580           141            141              -

TOTAL CURRENT LIABILITIES                        2,035         3,763           181            335            154       85%

LONG-TERM LIABILITIES
Guaranteed senior notes                          4,593         3,370           409            300           (109)
Bank loans                                          61           619             5             55             50
SUBTOTAL DEBT                                    4,654         3,989           414            355            (59)
Exhibition rights payable                          256           120            23             11            (12)
American Tower Corporation (due 2069)            1,294          1345           115            120              5
Advertising advances                             4,623         4,903           412            437             25        6%
Unefon advertising advance                       2,253         2,075           201            185            (16)
Todito advances                                    524           320            47             28            (18)

Deferred income tax payable                         27            78             2              7              5

TOTAL LONG-TERM LIABILITIES                     13,631        12,830         1,214          1,142            (71)      -6%
                                            ----------    ----------    -----------    ----------      ---------
TOTAL LIABILITIES                               15,666        16,593         1,395          1,477             83        6%

TOTAL STOCKHOLDERS' EQUITY                       6,854         4,599           610            409           (201)     -33%
                                            ----------    ----------    -----------    ----------      ---------
TOTAL LIABILITIES AND EQUITY               Ps   22,520    Ps  21,192    US  $2,005     US  $1,887      US  $(118)      -6%
                                            ==========    ==========    ===========    ==========      =========
End of period exchange rate                Ps    10.40    Ps   11.23

* Mexican GAAP.
** The U.S. dollar figures represent Mexican peso amounts as of December 31, 2003, expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
        (MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER)


                                                          AT DECEMBER 31, 2003
                                      --------------------------------------------------------------
                                          TV AZTECA          UNEFON HOLDINGS            TV AZTECA
                                          ---------          ---------------            ---------
                                       Before split-off                               Post split-off
CURRENT ASSETS:
Cash and cash equivalents                 Ps   2,481                                      Ps   2,481
Accounts receivable                            5,615                                           5,615
Other current assets                           1,133                                           1,133

TOTAL CURRENT ASSETS                           9,229                     -                     9,229

Accounts receivable from Unefon                1,798                                           1,798
Property, plant and equipment-Net              2,185                                           2,185
Television concessions-Net                     3,852                                           3,852
Invesment in Unefon                              513              Ps   513                         -
Invesment in Todito                              215                                             215
Invesment in Cosmofrecuencias                    116                   116                         -
Investment in Azteca America                   1,451                                           1,451
Exhibition rights                              1,192                                           1,192
Other assets                                     679                                             679
Goodwill-Net                                     591                                             591

TOTAL LONG TERM ASSETS                        12,592                   629                    11,963

                                          ----------              --------               -----------
TOTAL ASSETS                              Ps  21,821              Ps   629               Ps   21,192
                                          ==========              ========               ===========
CURRENT LIABILITIES:
Short-term debt                           Ps     779                                        Ps   779
Guaranteed senior notes                        1,404                                           1,404
Other current liabilities                      1,580                                           1,580

TOTAL CURRENT LIABILITIES                      3,763                     -                     3,763

LONG-TERM LIABILITIES
Guaranteed senior notes                        3,370                                           3,370
Bank loans                                       619                                             619
SUBTOTAL DEBT                                  3,989                                           3,989
Exhibition rights payable                        120                                             120
American Tower Corporation (due 2069)          1,345                                           1,345
Advertising advances                           4,903                                           4,903
Unefon advertising advance                     2,075                                           2,075
Todito advances                                  320                                             320
Deferred income tax payable                       78                                              78

TOTAL LONG-TERM LIABILITIES                   12,830                                          12,830
                                          ----------              --------               -----------
TOTAL LIABILITIES                             16,593                     -                    16,593

TOTAL STOCKHOLDERS' EQUITY                     5,228              Ps   629                     4,599
                                          ----------              --------               -----------
TOTAL LIABILITIES AND EQUITY              Ps  21,821              Ps   629               Ps   21,192
                                          ==========              ========               ===========
End of period exchange rate               Ps   11.23

*Mexican GAAP.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
         MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                                    2002           2003
                                                    ----           ----
OPERATIONS:

Net income                                      Ps   1,023      Ps   1,577
Charges (credits) to results of operation
  not affecting resources:
Amortization of goodwill                                44              39
Depreciation                                           357             330
Equity in loss of affiliates                           116              48
Deferred income tax                                     27             132
Gain on sale of subsidiaries                                            (2)
Net change in accounts receivable,
  inventories, exhibition rights, related
  parties, accounts payable and accrued
  expenses                                            (124)           (575)
Unefon advertising advances                            (95)           (178)
Todito advertising, programming, and
  services advances                                   (219)           (205)
Advertising advances                                  (201)            280
                                                     -----           -----
Resources provided by operations                       928           1,446
                                                     -----           -----
INVESTMENT:

Acquisition of property, machinery and
  equipment-Net                                       (250)           (172)
Split off of investments in Unefon and
  Cosmofrecuencias                                                   2,194
Advance payments to Pappas Telecasting
  Companies, through Azteca America                   (474)
Reimbursement of premium on issuance of
  capital stock of Todito                                               34
Minority interest                                        1             (10)
                                                     -----           -----
Resources (used in) provided by investing
  activities                                          (723)          2,046
                                                     -----           -----
FINANCING:

Guaranteed senior notes                                315             180
Bank loans-Net                                        (348)            934
Loan granted to related party                         (207)
Stock options exercised                                 25              29
Preferred dividend paid                                (42)            (37)
Repurchase of shares                                  (177)              -
Sale of treasury shares                                142             100
Capital stock decrease                                   -          (1,442)
Changes resulting from the split off of
  investments in Unefon and Cosmofrecuencias                        (2,124)
Financial instruments                                 (180)           (100)
                                                     -----           -----
Resources used in financing activities                (472)         (2,460)
                                                     -----           -----
(Decrease) increase in cash and cash
  equivalents                                         (267)          1,032
Cash and cash equivalents at beginning of
  period                                             1,716           1,449
                                                     -----           -----
Cash and cash equivalents at end of period      Ps   1,449      Ps   2,481
                                                     -----           -----